October 15, 2018

Dominic G. Piscitelli
Chief Financial Officer
AnaptysBio, Inc.
10421 Pacific Center Court, Suite 200
San Diego, CA 92121

       Re: AnaptysBio, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed March 5, 2018
           File No. 001-37985

Dear Mr. Piscitelli:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Healthcare
& Insurance